UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

Commission File Number: 333-158336

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 1705, 511 Weihai Road Jing An District, Shanghai, China 200041
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Voting Results of Special Meeting

At the Special Meeting of Ordinary Shareholders of Tiger Media, Inc. (the
“Company” or "Tiger Media") held on March 17, 2015, the Company’s ordinary shareholders considered four proposals.

Proposal 1 - To approve a share consolidation or reverse stock split of the
Company’s ordinary shares, par value $0.0001 per share, at a ratio of one-for-five, such that the number of the Company’s authorized ordinary shares is decreased and the par value of each ordinary share is increased by that ratio
(“Stock Split”).

For – 25,065,776
Against – 311,740
Abstain – 55,263

Proposal 2 - To approve the domestication of the Company that will result in holders of the Company’s securities holding securities in a Delaware corporation rather than in a Cayman Islands exempted company (the “Domestication”).

For – 18,397,196
Against – 24,630
Abstain – 22,000
Broker Non-Vote – 6,988,953

Proposal 3 – To approve the issuance of (i) shares of common stock and preferred stock convertible into common stock as consideration for the merger (the
"Merger") pursuant to the Merger Agreement and Plan of Reorganization by and
among the Company, TBO Acquisition, LLC, The Best One, Inc., and Derek Dubner,
solely in his capacity as representative, dated December 14, 2014, as amended, and (ii) shares of common stock underlying restricted stock units and a warrant that will be assumed in the Merger.

For – 18,217,072
Against – 117,551
Abstain – 109,203
Broker Non-Vote – 6,988,953

Proposal 4 – To approve an adjournment or postponement of the special meeting, if necessary, for the purpose of soliciting additional proxies.

For – 25,162,585
Against – 183,832
Abstain – 86,362

The Company expects the Stock Split and the Domestication to be effective after the close of business on March 19, 2015, and expects the Company’s common stock to begin trading on a split-adjusted basis at the open of business on the morning of March 20, 2015.  The Company expects its common stock will continue to trade on the NYSE MKT under the symbol IDI with a new CUSIP of 88674Y 105.
The Company’s stockholder’s ability to trade in the Company’s common stock should be unaffected by the Stock Split.  Also, the Company expects to complete the Merger on March 20, 2015.

FORWARD LOOKING STATEMENTS
This report contains "forward-looking statements," as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as "expects," "plans," "projects," "will,"
"may," "anticipate," "believes," "should," "intends," "estimates," and other words of similar meaning. Such forward looking statements include statements about the expected effective date of the Stock Split and Domestication and the expected completion of the Merger. There are a number of important factors that could cause actual results or events to differ materially from those indicated
by such forward-looking statements, including: the ability of each of Tiger
Media and TBO to satisfy the closing conditions and consummate the transaction, and the other risks set forth in Tiger Media’s Annual Report on Form 20-F, filed with the SEC on March 31, 2014, and Tiger Media’s proxy statement for the
Special Meeting of Ordinary Shareholders held on March 17, 2015, filed with the
SEC on February 13, 2015, as well as the other factors described in the filings that Tiger Media makes with the SEC from time to time.

The forward-looking statements contained in this report speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: March 17, 2015	By:	/s/ Joshua Weingard
	Name:	Joshua Weingard
	Title:	Corporate Counsel and Corporate Secretary